FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
July 22, 1999                                Vice President-Investor Relations
                                             (214) 978-2691


                HALLIBURTON REPORTS 1999 SECOND QUARTER EARNINGS


         DALLAS, Texas - Halliburton Company (NYSE:HAL) reported today that the company's 1999 second quarter net income was $83 million ($ .19 per share diluted) compared to $243 million ($ .55 per share diluted) earned in the 1998 second quarter. Consolidated total revenues were $3.7 billion in the 1999 second quarter, 20 percent lower than the year ago quarter. The $83 million of net income was benefited by $32 million after tax ($ .07 per share diluted) from a change in estimates related to items included in the 1998 special charge, and was reduced by $33 million after tax ($ .07 per share diluted) for a combination of items including a write down of Halliburton Company's investment in Bufete Industriale, S.A . de C.V. of $16 million after tax ($. 04 per share diluted), merger related period costs, and additional severance and facility closures not included in the 1998 merger plan.
         Financial results of each of Halliburton's three business segments, particularly its Energy Services Group, were negatively impacted by sharply lower worldwide levels of capital and operational expenditures by the company's petroleum industry customers.
         The Energy Services Group business segment's revenues were $1,681 million in the 1999 second quarter, a 29 percent decline compared to the 1998 quarter. The revenues decline of the company's largest business segment was the result of a severe worldwide drop-off of oil and natural gas exploration and development activity. Hardest hit was the United States where the 1999 second quarter average rotary rig count fell 40
                                     -more-

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

Halliburton Company                         page 2

percent below the year ago level, and in April 1999 reached an all-time low. The 1999 second quarter worldwide rotary rig count fell 33 percent below the 1998 quarter. Largely as a result of these geographic activity level differences, 27 percent of the segment's 1999 second quarter revenues were derived from United States business, down from 32 percent a year earlier.
         While the Energy Services Group's revenues were better than general market indicators, such as the rotary rig count, the sharp decline of business activity levels resulted in an excessive amount of under-utilized capacity which, in turn, led to intensive price competition for the smaller amount of available business. As a result, the Energy Services Group's operating income declined to $49 million in the 1999 second quarter, down from $304 million a year earlier.
         The Engineering and Construction Group business segment had revenues of $1,372 million in the 1999 second quarter, a five percent decline from the 1998 quarter. Slowing of business activity in forest products, mining and minerals, manufacturing and the ammonia/fertilizers lines of business were partially offset by growth of the government operations, maintenance and logistics business. Revenues derived from international business increased to 68 percent of the segment's total in the 1999 second quarter, compared to 61 percent in last year's quarter. Operating income from the Engineering and Construction Group in the 1999 second quarter was $64 million compared to $74 million in the 1998 quarter. Excluding a settlement on a Middle East construction project recognized in last year's second quarter, 1999 second quarter operating income of $64 million and operating margin of 4.7 percent was higher than last year.
         The Dresser Equipment Group business segment's revenues for the 1999 second quarter were $617 million, operating income was $53 million and its operating margin was 8.6 percent. Reduced business activity, particularly by petroleum industry customers, impacted the lower financial results as compared to a year ago.
                                     -more-
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Halliburton Company                         page 3

         Dick Cheney, Halliburton's chief executive officer, said, "The 1999 second quarter was a tremendous challenge for Halliburton as industry conditions reached historic lows. However, the benefits of our aggressive cost reduction program and restructuring activities allowed us to remain profitable during this most difficult period. Given the recent strengthening in crude oil and natural gas prices, and in the United States rotary rig count, we remain optimistic that we will see improved business opportunities in the second half of 1999 and in the year 2000."
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group, and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

                                       ###


         NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended March 31, 1999 for a more complete discussion of such risk factors.


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


              HALLIBURTON COMPANY
       CONSOLIDATED STATEMENTS OF INCOME
                  (UNAUDITED)

                                                      Quarter Ended              Six  Months Ended
                                                         June 30                      June 30
                                                -------------------------   ---------------------------
                                                    1999         1998           1999          1998
                                                ------------ ------------   ------------- -------------
                                                      Millions of dollars except per share data
Revenues
  Energy Services Group                         $     1,681  $     2,381    $      3,434  $      4,666
  Engineering and
    Construction Group                                1,372        1,438           2,880         2,785
  Dresser Equipment Group                               617          766           1,280         1,389
                                                ------------ ------------   ------------- -------------
    Total revenues                              $     3,670  $     4,585    $      7,594  $      8,840
                                                ============ ============   ============= =============
Operating income
  Energy Services Group                         $        49  $       304    $        106  $        587
  Engineering and
   Construction Group                                    64           74             122           133
  Dresser Equipment Group                                53           77             107           116
  Special charge credits                                 47           -               47            -
  General corporate                                     (17)         (19)            (34)          (39)
                                                ------------ ------------   ------------- -------------
    Total operating income                              196          436             348           797

Interest expense                                        (34)         (31)            (70)          (61)
Interest income                                           6            7              38            14
Foreign currency gains (losses), net                      4           (2)              3            (2)
Other nonoperating, net                                 (26)          (1)            (24)           (1)
                                                ------------ ------------   ------------- -------------
Income before income taxes, minority
interests and change in accounting method               146          409             295           747

Provision for income taxes                              (53)        (153)           (113)         (281)

Minority interest in net income
  of subsidiaries                                       (10)         (13)            (18)          (20)
                                                ------------ ------------   ------------- -------------
Income before accounting change                          83          243             164           446

Cumulative effect of change in
 accounting method, net                                  -            -              (19)           -
                                                ------------ ------------   ------------- -------------
Net income                                      $        83  $       243    $        145  $        446
                                                ============ ============   ============= =============

Basic income per share:
 Before change in accounting method             $      0.19  $      0.55    $       0.37  $       1.02
 Change in accounting method                             -            -            (0.04)           -
                                                ------------ ------------   ------------- -------------
 Net Income                                     $      0.19  $      0.55    $       0.33  $       1.02
                                                ============ ============   ============= =============
Diluted income per share:
 Before change in accounting method             $      0.19  $      0.55    $       0.37  $       1.01
 Change in accounting method                             -            -            (0.04)           -
                                                ------------ ------------   ------------- -------------
 Net Income                                     $      0.19  $      0.55    $       0.33  $       1.01
                                                ============ ============   ============= =============

 Basic average common shares outstanding                440          438             440           438


 Diluted average common shares outstanding              444          443             443           443

Prior year restated for the acquisition of Dresser Industries, Inc., which has been accounted for as a pooling of interests.

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